UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition year from              to
Commission File No. 1-10275

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
BRINKER INTERNATIONAL
401(K) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Brinker International
6820 LBJ Freeway
Dallas, Texas 75240

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2016 and 2015	3

Notes to Financial Statements	4

Supplemental Schedule* - Form 5500 Schedule H, line 4i – Schedule of Assets (Held at End of Year) - December 31, 2016	9

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	11

Exhibit 99 - Certification by Josh Lipscomb, Plan Administrator of the Registrant, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	12

*	All other schedules required by Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
Brinker International 401(k) Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the Brinker International 401(k) Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental information schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Whitley Penn LLP
Dallas, Texas
May 25, 2017

BRINKER INTERNATIONAL
401(k) SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	2016	2015
Investments – at fair value (Note 3)	$236,532,521	$217,810,447
Receivables:
Employer contributions	143,673	458,529
Participants’ contributions	277,643	262,612
Notes receivable from participants	10,948,688	10,608,193
	11,370,004	11,329,334
Net assets available for benefits	$247,902,525	$229,139,781
See accompanying notes to financial statements.

BRINKER INTERNATIONAL
401(k) SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2016 and 2015

	2016	2015
Additions:
Contributions:
Participants	$16,617,765	$16,118,263
Rollovers	664,342	455,441
Employer	8,636,851	8,655,957
	25,918,958	25,229,661
Investment income:
Net appreciation (depreciation) in fair value of investments	9,558,035	(18,071,107)
Interest and dividends	8,121,917	13,459,596
	17,679,952	(4,611,511)
Interest on notes receivable from participants	450,651	421,572
Total additions	44,049,561	21,039,722
Deductions:
Benefits paid to participants	25,286,817	20,146,520
Net increase	18,762,744	893,202
Assets transferred in from other qualified plan	—	5,913,704
Net assets available for benefits at beginning of year	229,139,781	222,332,875
Net assets available for benefits at end of year	$247,902,525	$229,139,781
See accompanying notes to financial statements.

BRINKER INTERNATIONAL
401(k) SAVINGS PLAN
Notes to Financial Statements

December 31, 2016 and 2015
1. DESCRIPTION OF THE PLAN
The following description of the Brinker International (“Company” or “Brinker”) 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
General
The Company originally adopted the Plan effective January 1, 1993. The Plan is a qualified defined contribution retirement plan covering eligible employees as defined below. The Plan was most recently amended and restated in its entirety effective December 1, 2014, primarily for the purpose of incorporating previous Plan amendments and implementing an updated Plan Document. Leased employees, non-US citizens, and union employees without specific contract provisions are not eligible to participate in the Plan.
During 2015, net assets of $5.9 million were transferred into the Plan due to the Company's acquisition of Pepper Dining Holding Corp.
The investments of the Plan are maintained in a trust (the “Trust”) by Fidelity Management Trust Company (the “Trustee”) and the recordkeeping functions are performed by Fidelity Investments Institutional Operations Company Incorporated (the “Recordkeeper”).
Contributions
An employee may become a participant on the first of the month following the date the employee completes one year of eligible service (at least 1,000 hours) and attains the age of twenty-one. Contributions are subject to Internal Revenue Service (“IRS”) limitations on total annual contributions, as well as plan limitations which stipulate that up to 50% of eligible base compensation including tips and 100% of eligible bonuses, as defined in the Plan, may be contributed to various investment funds on a tax-deferred basis.
The Company matches in cash at a rate of 100% of the first 3% of pay and 50% of the next 2% of pay for a participant’s compensation, as defined in the Plan, up to the maximum deferrable amount allowed by the Internal Revenue Code (“IRC”).
Eligible participants age 50 or older by the end of a calendar year are permitted to make catch-up contributions to the Plan up to the deferral amount allowed by the IRC.
Active hourly-tipped participants may elect to make voluntary after-tax contributions for each pay period under the Plan. The employee contributions may be made only from the participant’s compensation representing tip income that is not paid through the Company’s payroll and may contribute up to 100% of such tip income. An active participant may not make contributions for any period in which such person is not accruing hours of service with the Company.

BRINKER INTERNATIONAL
401(k) SAVINGS PLAN
Notes to Financial Statements

Participants’ Accounts
Participant and Company matching contributions are invested in accordance with participants’ elections in the following funds:

Fund Options	Primarily invests in:

Fidelity Retirement Government Money Market Portfolio	Money market funds

PIMCO Total Return Fund	Intermediate-term mortgage, corporate, government and foreign bonds

Vanguard Inflation Protected Securities Fund	Intermediate-term government bonds

American Beacon Large Cap Value Fund	Equities of large-cap domestic companies

Fidelity Contrafund	Equities of domestic and foreign companies

American Funds EuroPacific Growth Fund	Equities of foreign companies

Neuberger Berman Genesis Fund	Equities of small-cap domestic companies

Dreyfus/The Boston Company Small Cap Value Fund	Equities of small-cap domestic companies

Fidelity Small Cap Growth Fund	Equities of small-cap domestic companies

Fidelity 500 Index Fund	Equities of companies included in the S&P 500 Index

Fidelity Extended Market Index Fund	Equities of companies included in the Dow Jones U.S. Completion Total Stock Market Index

Fidelity Freedom Funds	Fidelity equity, fixed-income and short-term mutual funds

Brinker Common Stock Fund	Brinker common stock and short-term investments
Participants’ accounts are adjusted with the proportionate share of gains or losses generated by their elected investment funds.
Vesting
Participants are immediately vested in both employee and employer matching contributions and the earnings thereon.
Forfeited Accounts
Forfeited account balances are used to reduce Company matching contributions. Forfeited accounts for the years ended December 31, 2016 and 2015 were not significant.
Payment of Benefits
Distributions under the Plan are made upon a participant’s death, disability, retirement, or termination of employment. Benefit payments are made in the form of a single lump sum payment or a direct rollover into an Individual Retirement Account or another qualified plan.
 Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. A participant may have up to two loans outstanding at a time; however, the total outstanding balance of all loans may not exceed the lesser of $50,000 or 50% of the participant’s vested account balance. Loan terms range from six months to 5 years or up to 15 years for the purchase of a primary residence. Maturities range from 2017 through 2031 as of December 31, 2016. The loans are secured by the participant’s account and bear interest at a rate of 1% above the prime lending rate which is determined at the end of the month prior to the month in which the loan request is made. Interest rates on outstanding loans ranged from 4.25% to 9.25% as of December 31, 2016 and 2015. Principal and interest payments are made through bi-weekly payroll deductions.

BRINKER INTERNATIONAL
401(k) SAVINGS PLAN
Notes to Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Administrative Expenses
The Company pays all administrative expenses related to the Plan for actively employed participants, except for transactional fees related to participant-directed actions on their account which are paid by the participant. Non-employee participants are responsible for the annual administration fees for their accounts.
Investment Valuation and Income Recognition
The Plan’s money market funds, mutual funds and Company common stock are stated at fair value using quoted market prices. (See Note 3 for additional disclosures).
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis.
Notes Receivable from Participants
Notes receivable from participants are valued at the outstanding principal balance, which represents the exit value upon collection, either by repayment or by deemed distribution if not repaid.
Payment of Benefits
Benefits are recorded when paid.
Contributions
Participant and employer contributions are accrued in the period that payroll deductions are made from plan participants in accordance with salary deferral agreements and as such, become obligations of the Company and assets of the Plan.
New Accounting Pronouncement
In July 2015, the Financial Accounting Standards Board issued Accounting Standard Update (“ASU”) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Parts I and III are not applicable to the Plan.  Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type.  Part II also simplifies the level of disaggregation of investments that are measured using fair value.  Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks.  Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset.  The ASU is effective for fiscal years beginning after December 15, 2015.  We adopted the applicable provisions of the ASU on January 1, 2016 on a retrospective basis. The adoption had no impact on the Plan's net assets available for benefits or statements of changes in net assets available for benefits for the year ended December 31, 2015.

BRINKER INTERNATIONAL
401(k) SAVINGS PLAN
Notes to Financial Statements

3. FAIR VALUE MEASUREMENTS
U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier hierarchy that is used to identify assets and liabilities measured at fair value. The hierarchy focuses on the inputs used to measure fair value and requires that the lowest level input be used. The three levels defined are as follows:

•	Level 1 – observable inputs that are based upon quoted market prices for identical assets or liabilities within active markets.

•
Level 2 – observable inputs other than Level 1 that are based upon quoted market prices for similar assets or liabilities, based upon quoted prices within inactive markets, or inputs other than quoted market prices that are observable through market data for substantially the full term of the asset or liability.

•
Level 3 – inputs that are unobservable for the particular asset or liability due to little or no market activity and are significant to the fair value of the asset or liability. These inputs reflect assumptions that market participants would use when valuing the particular asset or liability.

The methodologies used to measure the fair value of each major category of assets and liabilities are as follows:

•	Money Market funds are valued based on the short-term cash component as of the measurement date and classified within Level 1 of the valuation hierarchy.

•	Mutual funds are valued at the total market value of the underlying assets provided by the trustee of the Plan and are classified within Level 1 of the valuation hierarchy.

•
Brinker common stock fund is valued at the combined market value of the underlying stock based upon the closing price of the stock on its primary exchange times the number of shares held and the short-term cash component as of the measurement date and classified within Level 1 of the valuation hierarchy.

These methodologies were consistently applied as of December 31, 2016 and 2015.

The following table presents the fair value of financial instruments as of December 31, 2016 and 2015 by type of asset. The Plan has no assets or liabilities that are classified as Level 2 or Level 3 as of December 31, 2016 and 2015.

	2016	2015
Money market	$11,241,094	$10,596,356
Mutual funds	202,811,817	182,075,700
Brinker common stock fund	22,479,610	25,138,391
Total investments at fair value	$236,532,521	$217,810,447
4. RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments consist of common stock of the Company and mutual funds managed by the Trustee. Transactions involving these investments, as well as loans made to participants, qualify as party-in-interest transactions. All of these party-in-interest transactions are exempt from the prohibited transaction rules.
5. CONCENTRATION
At December 31, 2016 and 2015, the Brinker Common Stock Fund approximated $22.5 million and $25.1 million, respectively, and represented approximately 9.5% and 11.5%, respectively, of the Plan’s total investments at fair value.
6. PLAN TERMINATION
Although it has no present intention to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA.

BRINKER INTERNATIONAL
401(k) SAVINGS PLAN
Notes to Financial Statements

7. INCOME TAX STATUS
In December 2011, the Plan adopted a volume submitter plan document. The sponsor of the volume submitter plan document has received an advisory letter from the IRS dated March 31, 2014, stating that the form of the underlying volume submitter document is qualified under Section 401 of the IRC and that any employer adopting this form of the plan will be considered to have a plan qualified under Section 401(a) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan is qualified and the related Trust is tax-exempt as of the financial statement date.
8. RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. It is not possible at this time to reasonably estimate the possible loss or range of loss, if any. We further caution that it is not possible to see all such factors, and you should not consider the identified factors as a complete list of all risks and uncertainties.
9. SUBSEQUENT EVENTS
In preparing the accompanying financial statements, management of the Plan has evaluated all subsequent events and transactions for potential recognition or disclosure through May 25, 2017, the date the financial statements were available for issuance.

EIN: 75-2354902
PLAN # 001

BRINKER INTERNATIONAL
401(k) SAVINGS PLAN
Form 5500 Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

(a) (b)	(c)		(d)
Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value		Market Value

Money market:
* Fidelity Retirement Government Money Market	11,241,094	shares	$11,241,094
Mutual funds:
* Fidelity Contrafund	334,640	shares	32,921,890
* Fidelity 500 Index Fund	228,321	shares	17,888,968
Neuberger Berman Genesis Fund	278,377	shares	15,789,559
* Fidelity Freedom 2040 Fund	975,178	shares	15,056,749
American Funds EuroPacific Growth Fund	321,609	shares	14,485,280
* Fidelity Freedom 2035 Fund	878,874	shares	13,552,241
PIMCO Total Return Fund	1,241,795	shares	12,455,202
American Beacon Large Cap Value Fund	428,186	shares	11,800,810
* Fidelity Freedom 2030 Fund	793,023	shares	11,800,185
* Fidelity Freedom 2045 Fund	624,038	shares	9,928,441
* Fidelity Freedom 2025 Fund	659,810	shares	9,626,622
Dreyfus/The Boston Company Small Cap Value Fund	317,841	shares	7,618,652
* Fidelity Small Cap Growth Fund	355,777	shares	7,325,439
* Fidelity Freedom 2050 Fund	452,944	shares	7,260,693
* Fidelity Freedom 2020 Fund	310,545	shares	4,335,202
* Fidelity Freedom 2055 Fund	263,876	shares	3,142,764
* Fidelity Extended Market Index Fund	46,000	shares	2,554,830
Vanguard Inflation Protected Securities Fund	65,063	shares	1,657,805
* Fidelity Freedom 2015 Fund	88,851	shares	1,170,162
* Fidelity Freedom 2010 Fund	73,904	shares	932,673
* Fidelity Freedom Income Fund	68,010	shares	789,600
* Fidelity Freedom 2005 Fund	33,551	shares	425,094
* Fidelity Freedom 2060 Fund	28,115	shares	292,956
			202,811,817
* Brinker Common Stock Fund	453,874	shares	22,479,610
* Participant Loans	Interest rates from 4.25% to 9.25% and maturity dates from 2017 through 2031		10,948,688
Total			$247,481,209
 *    Party-in-interest
Cost column not required – participant directed
See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BRINKER INTERNATIONAL, INC. 401(k) SAVINGS PLAN

Date:	May 25, 2017	By:	/s/ Josh Lipscomb
Josh Lipscomb
Plan Administrator